Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2004
(millions)

Operating Revenue	$5,360

Operating Expenses	4,626

Income from operations	734

Other income	72

Interest and related charges	289

Income before income taxes	517

Income taxes	194

Income before cumulative effect of changes in accounting principles	323

Cumulative effect of changes in accounting principles (net of income taxes of $64)	(105)

Net income	218
Preferred dividends	15
Balance available for common stock	$ 203

The condensed consolidated earnings statement for the twelve months ended June 30, 2004 reflects the cumulative effect of adopting the following accounting standards:

    The Company adopted Statement of Financial Accounting Standards No. 133 Implementation Issue No. C20, Interpretation of the Meaning of 'Not Clearly and Closely Related' in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature on October 1, 2003. The cumulative effect of adopting C20 was an after-tax charge of $101 million.

    The Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46R) on December 31, 2003 with respect to special purpose entities. The cumulative effect of adopting FIN 46R was an after-tax charge of $4 million.